ELECTRIC LIGHTWAVE, INC.

FOR IMMEDIATE RELEASE

Contact:
Brigid M. Smith, Assistant Vice President
Corporate Communications
(203) 614-5042
Bsmith@czn.com


            ELECTRIC LIGHTWAVE, INC. INDEPENDENT COMMITTEE RECOMMENDS
               STOCKHOLDERS ACCEPT CITIZENS COMMUNICATIONS' OFFER

STAMFORD, Conn., June 3, 2002 -- Citizens Communications Company (NYSE: CZN) and Electric Lightwave, Inc. (ELIX), today announced that Electric Lightwave's Independent Committee recommends that Electric Lightwave stockholders accept Citizens Communications' tender offer price of $0.70 per share for shares of Class A Common Stock of Electric Lightwave that are publicly held. As of May 24, 2002, the shares of Class A Common Stock of Electric Lightwave ceased to be listed for trading on the Nasdaq National Market System.

The price per share represents a 106 percent premium over the stock's closing price on May 15, 2002, the last trading day prior to Citizens Communications' announcement of its intention to commence a tender offer.

The Electric Lightwave Independent Committee, comprised of independent, outside directors, upon receiving a fairness opinion from its financial advisors, Lehman Brothers, has determined that the offer is advisable, fair to and in the best interests of Electric Lightwave's stockholders (other than Citizens
Communications and its affiliates). Based on that determination, Electric Lightwave's Board of Directors, with directors who are ELI's management or directors of Citizens abstaining, has recommended that stockholders accept Citizens Communications' tender offer and tender their shares. Electric
Lightwave intends to file today a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission in support of the tender offer.

Citizens Communications and its subsidiaries currently own approximately 78 percent of the outstanding Class A Common Stock and 100 percent of the Class B Common Stock of Electric Lightwave, and is seeking to acquire all of the outstanding publicly held Class A common shares of Electric Lightwave that Citizens Communications and its subsidiaries do not own. Assuming the conversion of all the Class B Common Stock, Citizens Communications and its subsidiaries would own approximately 85 percent of the outstanding shares of Class A Common Stock.

Following completion of the tender offer, any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same $0.70 per share cash price. The scheduled expiration date of the offer, June 17, 2002, has not been changed.

              ABOUT CITIZENS COMMUNICATIONS AND ELECTRIC LIGHTWAVE

Citizens Communications provides wireline communications services to 2.5 million telephone access lines in 24 states. It was the seventh largest local access telephone provider in the United States as of December 31, 2001. Citizens Communications also provides competitive local exchange services in the West through its 85 percent owned subsidiary, Electric Lightwave. Electric Lightwave is a facilities-based competitive local exchange carrier providing Internet, data, voice and dedicated access services to communications-intensive businesses and the e-commerce market. In addition, Citizens Communications provides natural gas transmission and distribution and electric transmission and distribution to customers in Arizona, Hawaii and Vermont. Citizens Communications plans to divest these utility operations to focus upon telecommunications. More information about Citizens Communications can be found at www.czn.net. More information about Electric Lightwave, Inc. can be found at www.eli.net.

        NOTICE FOR ELECTRIC LIGHTWAVE STOCKHOLDERS AND INTERESTED PARTIES

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Electric Lightwave or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Investors, Electric Lightwave stockholders, and other interested parties are urged to read the tender offer documents that have been and will be filed with the SEC by Citizens Communications, and the solicitation/ recommendation statement that will be filed with the SEC by Electric Lightwave. Those documents will contain important information and stockholders of Electric Lightwave are advised to read those documents carefully (when they become available) before making any decision with respect to the tender offer. Electric Lightwave stockholders may obtain a free copy of the solicitation/ recommendation statement (when available) and other documents filed by Electric Lightwave or Citizens Communications at the SEC's web site at www.sec.gov, or by contacting Citizens Communications Investor Relations at 3 High Ridge Park, Stamford, Connecticut, 06905, or by logging on at www.czn.net, or by contacting Electric Lightwave Investor Relations at 3 High Ridge Park, Stamford, Connecticut or by logging on at www.eli.net. In addition, investors will be able to receive such documents free of charge by contacting D.F. King & Co., Inc., the Information Agent for the tender offer, at 77 Water Street, New York, New York 10005 or by telephone at (212) 269-5550 or toll free at 888.414.5566.

                                CAUTIONARY NOTICE

This document contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. These and all forward-looking statements (including oral representations) are only predictions or statements of current plans that are constantly under review by the companies. All forward-looking statements may differ from actual results because of, but not limited to, changes in the local and overall economy, changes in market conditions for debt and equity securities, the nature and pace of technological changes, the number and effectiveness of competitors in the companies' markets, success in overall strategy, changes in legal or regulatory policy, changes in legislation, the companies' ability to identify future markets and successfully expand existing ones, the mix of products and services offered in the companies' target markets, the effect of acquisitions and dispositions and the ability to effectively integrate businesses acquired. These important factors should be considered in evaluating any statement contained herein and/or made by the companies or on their behalf. The foregoing information should be read in conjunction with the filings by Citizens Communications and Electric Lightwave with the U.S. Securities and Exchange Commission, including, but not limited to, reports on Forms 10-K and 10-Q. The companies do not intend to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.